Exhibit 12.1

HIGHWOODS PROPERTIES, INC.
RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
PREFERRED STOCK DIVIDENDS

	2016	2015	2014	2013	2012
Earnings:
Income from continuing operations before equity in earnings of unconsolidated affiliates	$116,753	$80,443	$95,160	$40,377	$16,543
Fixed charges	87,825	96,367	93,889	97,423	97,739
Capitalized interest	(8,202)	(6,888)	(5,310)	(2,731)	(1,031)
Distributions of earnings from unconsolidated affiliates	4,424	4,901	2,687	3,985	4,618
Total earnings	$200,800	$174,823	$186,426	$139,054	$117,869

Fixed charges and Preferred Stock dividends:
Contractual interest expense	$73,142	$82,245	$82,287	$88,838	$92,838
Amortization of debt issuance costs	3,506	3,645	3,082	3,802	3,685
Financing obligation interest expense/(income)	—	162	(242)	(754)	(1,317)
Capitalized interest	8,202	6,888	5,310	2,731	1,031
Interest component of rental expense	2,975	3,427	3,452	2,806	1,502
Total fixed charges	87,825	96,367	93,889	97,423	97,739
Preferred Stock dividends	2,501	2,506	2,507	2,508	2,508
Total fixed charges and Preferred Stock dividends	$90,326	$98,873	$96,396	$99,931	$100,247

Ratio of earnings to fixed charges	2.29	1.81	1.99	1.43	1.21
Ratio of earnings to combined fixed charges and Preferred Stock dividends	2.22	1.77	1.93	1.39	1.18